April 25, 2019

Joseph Nowicki
Chief Financial Officer
BEACON ROOFING SUPPLY INC.
505 Huntmar Park Drive
Suite 300
Herndon, VA 20170

       Re: BEACON ROOFING SUPPLY INC.
           Form 10-K for the fiscal year ended September 30, 2018
           Filed November 20, 2018
           File No. 000-50924

Dear Mr. Nowicki:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2018

Non-GAAP Financial Measures
Adjusted Net Income (Loss)/Adjusted EPS, page 25

1. With regard to your reconciliation of Net Income to Adjusted Net Income, please separately present and identify the material components of the acquisition costs you are excluding from your non-GAAP measure. Please also present the tax effect of these adjustments as a separate line item. Refer to Question 102.11 of the Compliance and
      Disclosure Interpretations on Non-GAAP Financial Measures.


2. Please explain to us why you present Adjusted EPS after assuming full conversion of the participating Preferred Stock and why you believe that information is useful to your investors.
 Joseph Nowicki
BEACON ROOFING SUPPLY INC.
April 25, 2019
Page 2
3. You state that the weighted-average share count utilized in the 2018 calculation of
         Adjusted EPS assumes conversion of 7,224,483 weighted-average shares of participating
         Preferred Stock, which were excluded from the determination of GAAP net income (loss)
         per share for the period due to their anti-dilutive nature. Therefore, it appears that
         Adjusted EPS, which includes the effect of anti-dilutive shares, substitutes individually tailored recognition and measurement methods for that of GAAP. See ASC 260-10-45-
         17. Please also refer to and tell us how you considered Question
100.04 of the Division's
         Compliance and Disclosure Interpretations on Non-GAAP Financial
Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome at 202-551-3865 or Jeanne Baker at 202-551-3691 with any questions.



                                                             Sincerely,
FirstName LastNameJoseph Nowicki
                                                             Division of
Corporation Finance
Comapany NameBEACON ROOFING SUPPLY INC.
                                                             Office of
Manufacturing and
April 25, 2019 Page 2                                        Construction
FirstName LastName